SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                        Axogen Limited/Elan Corp. PLC
                               (Name of Issuer)

                                    Units
                        (Title of Class of Securities)

                                   054614201
                                (CUSIP Number)

                              December 31, 1998
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 9 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 054614201                 13G                Page 2 of 9 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Highfields Capital Management LP
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                   -0-
UNITS
          ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                   300,500
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                   300,500
________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                   300,500
________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                   [ ]
________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                   5.68%
________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                   PN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE


CUSIP No. 054614201                 13G                Page 3 of 9 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Richard L. Grubman
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                   -0-
UNITS          _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                   300,500
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                   300,500
________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                   300,500
________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                   5.68%
________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                   IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 054614201               13G                  Page 4 of 9 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jonathon S. Jacobson
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                       -0-
UNITS          _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                       300,500
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                       300,500
________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                       300,500
________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [ ]
________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                       5.68%
________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                       IN
________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 054614201               13G                  Page 5 of 9 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Axogen Limited/Elan Corp. PLC (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 102 St. James Court, Flatts, Smiths FL 04 Bermuda.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Highfields Capital Management LP, a limited partnership organized under the laws of the State of Delaware ("Highfields Capital"), which serves as investment manager to Highfields Capital Ltd. ("Highfields Ltd."), a company organized under the laws of the Cayman Islands, B.W.I. with respect to the units directly owned by Highfields Ltd.;
         (ii) Mr. Richard L. Grubman ("Mr. Grubman") with respect to the units directly owned by Highfields Ltd. Mr. Grubman is a Managing Member of Highfields GP LLC, a Delaware limited liability company, which is the general partner of Highfields Capital, and in that capacity directs its operations; and
        (iii) Mr. Jonathon S. Jacobson ("Mr. Jacobson") with respect to the units directly owned by Highfields Ltd. Mr. Jacobson is a Managing Member of Highfields GP LLC, a Delaware limited liability company, which is the general partner of Highfields Capital, and in that capacity directs its operations.

              The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting
         Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

         The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 51st Floor, Boston MA 02117.

Item 2(c).     Citizenship:

     Highfields Capital is a limited partnership organized under the laws of the State of Delaware. Messrs. Grubman and Jacobson are United States citizens.

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CUSIP No. 054614201                13G                 Page 6 of 9 Pages

Item 2(d).     Title of Class of Securities:

     Units, no par (the "Units").

Item 2(e).  CUSIP Number:  054614201

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

   A. Highfields Capital Management, LP
        (a) Amount beneficially owned:  300,500
        (b) Percent of class:  5.68%
        (c)(i) Sole power to vote or direct the vote:  -0-
          (ii) Shared power to vote or direct the vote:  300,500
         (iii) Sole power to dispose or direct the disposition:  -0-
          (iv) Shared power to dispose or direct the disposition: 300,500

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CUSIP No. 054614201               13G                  Page 7 of 9 Pages


   B. Mr. Richard L. Grubman
        (a) Amount beneficially owned:  300,500
        (b) Percent of class:  5.68%
        (c)(i) Sole power to vote or direct the vote:  -0-
          (ii) Shared power to vote or direct the vote:  300,500
         (iii) Sole power to dispose or direct the disposition:  -0-
          (iv) Shared power to dispose or direct the disposition: 300,500


   C. Mr. Jonathon S. Jacobson
       (a) Amount beneficially owned:  300,500
       (b) Percent of class:  5.68%
       (c)(i) Sole power to vote or direct the vote:  -0-
          (ii) Shared power to vote or direct the vote:  300,500
         (iii) Sole power to dispose or direct the disposition:  -0-
          (iv) Shared power to dispose or direct the disposition: 300,500


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The client of Highfields Capital, Highfields Ltd., has the power to direct the receipt of dividends from and the proceeds from the sale of Common Stock and Units. Messrs. Grubman and Jacobson are the Managing Members of Highfields GP LLC, a Delaware limited liability company, which is the general partner of Highfields Capital, and in that capacity direct its operations.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Please see item 2(a).


Item 9.  Notice of Dissolution of Group.

     Not applicable.

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CUSIP No. 054614201                13G                 Page 8 of 9 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





































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CUSIP No. 054614201                13G                 Page 9 of 9 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February __, 1999

                                /s/ Richard L. Grubman
                                Richard Grubman, individually, and as
                                managing member
                                Highfields GP LLC, the
                                general partner of
                                Highfields Capital Management LP.


                                /s/ Jonathon S. Jacobson
                                Jonathon Jacobson, individually, and as
                                managing member of
                                Highfields GP LLC, the
                                general partner of
                                Highfields Capital Management LP.

























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